Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following communication was made available to employees of Covance on November 26, 2014:

Benefit FAQs

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as  well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of  their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

General Benefits:

1.	What will happen to our benefits; will the benefits provided by LabCorp be comparable to those provided by Covance?

LabCorp is committed, for a period of one year following the closing as we integrate our businesses, to providing continuing Covance employees with benefits that are comparable in the aggregate to the defined contribution retirement plan benefits and health and welfare benefits currently provided by Covance. Examples of defined contribution retirement plans include the Covance 401(k) Savings Plan offered to US employees and the Covance UK Pension Plan offered to UK employees.  Health and welfare benefits include health, life and disability benefits.

2.	Will we have access to the same benefit options and providers?

While the specific benefit options and providers offered to employees may change, LabCorp is committed to providing employees benefits that are comparable in the aggregate to the defined contribution retirement plan benefits and health and welfare benefits currently provided by Covance for at least one year.

Covance 401(k) Savings Plan:

1.	Will changes be made to the amount of the Covance 401(k) Savings Plan Covance matching contributions?
Until the transaction closes, Covance will continue to make a Covance 401(k) Savings Plan matching contribution of up to 4.5% on the first 6% of eligible compensation employees contribute.

2.	What will happen to the Covance Stock Fund in the Covance 401(k) Savings Plan?

Ownership in the Covance Stock Fund is measured in units of the fund instead of shares of stock. The fund pools the money of all employees invested in the fund to buy shares of stock and also includes an amount of short-term investments designed to allow employees to buy or sell without the usual trade settlement period for individual stock transactions. The value of the Covance Stock Fund at the time of closing will be based on the conversion of each share of Covance stock to $75.76 in cash and 0.2686 LabCorp shares, plus any short-term investments in the fund.

3.	Will there be any change to the Covance 401(k) Savings Plan vesting schedule?

Employees are always 100% vested in their own contributions. Until the transaction closes, the Covance 401(k) Savings Plan will continue to provide a four year vesting schedule for company matching contributions.  Additional time is needed to determine if there will be any changes in the vesting schedule on or after the closing date. Information concerning the plan will be provided to employees as it is available.

4.	Will the Covance 401(k) Savings Plan roll-over to the LabCorp 401(k) Plan?
Additional time is needed to determine the length of time the Covance 401(k) Savings Plan will be maintained. This information will be provided when available.

5.	Will there be changes to the Covance 401(k) Plan investment options?

Additional time is needed to determine the length of time the Covance 401(k) Savings Plan will be maintained. In the interim, Covance will continue to regularly review the Plan’s investment options and performance. As a result of the review, Covance may change the fund options.

6.	Will Covance 401(k) Savings Plan loans be due in full 60 days after the closing date?

Additional time is needed to determine the length of time the Covance 401(k) Savings Plan will be maintained.  In the interim, all Covance 401(k) Savings Plan loans will continue to be subject to the established repayment schedule and loans will continue to be repaid via payroll deduction.

DB Pension Plans:

1.
What will happen to the defined benefit pension plans for non-US based Covance employees such as the Covance Laboratories Pension Scheme and the Covance Clinical Research Unit Limited Pension in the UK?

No immediate changes are being made to defined benefit pension plans as a result of the announcement. Due to the complexity involved, additional time is needed to fully evaluate the benefits provided under these plans. These efforts are underway and additional information will be shared with employees when available.

Holidays / Paid Time Off:

1.	Will the company continue to observe the current Covance holiday schedule?

Covance will continue to observe the current holiday schedule until the closing date.   Additional time is needed to determine if there will be a change to the holiday schedule and when that change may come into effect. Information will be shared with employees as it is available.

2.	Will I still be able to carry over my 2014 U.S. PTO to 2015?

In accordance with the current provisions of the U.S. PTO Policy, U.S. employees will be able to carry over their entire unused 2014 PTO balance through April 30, 2015. At that time the value of any unused PTO balances will be forfeited (except where applicable law prohibits such forfeiture).  Employees are encouraged to use PTO balances on a timely basis to avoid forfeiture of unused days.

3.	Will I still continue to earn the same amount of vacation / PTO / annual leave?

Covance will continue to observe current vacation / paid time off policies until the closing date. Additional time is needed to determine the length of time these benefits will be maintained.  Information will be shared with employees as soon as it is available. Prior service with Covance will generally be recognized for purposes of determining eligibility to participate and level of benefits under any LabCorp vacation / paid time off policy.

Service Recognition:

1.	Will my past service with Covance be recognized for benefit purposes?

Generally, with certain exceptions, prior service with Covance will be recognized for purposes of determining eligibility to participate, level of benefits and vesting under the terms of LabCorp benefit plans.

Post-Retirement Health & Welfare Benefits (US):

1.	Will there be any changes to the retiree health and welfare benefits for eligible grandfathered US employees?
Additional time is needed to determine the length of time that these grandfathered benefits will be maintained. Information will be shared with employees as soon as it is available.

Disability:

1.	What will happen to disability benefits for U.S. employees that are on disability at the time of closing?

U.S. employees on short-term or long-term disability on the closing date will continue to have their disability claim managed by Aetna until the claim is closed. If you have questions about the disability claim process or need to initiate a disability claim prior to the closing date, you should contact Aetna at 1-866-226-8143.

Other:

1.	Will the current tuition reimbursement be maintained?

Additional time is needed to determine the length of time the Covance tuition reimbursement program will be maintained.  However, if you have coursework that is approved for tuition reimbursement and begins prior to the closing date, you will be eligible for reimbursement upon satisfactory completion of the coursework and submission of the required documentation.  Additional information will be shared with employees as soon as it is available.

2.	Will the current adoption assistance program be maintained?
Additional time is needed to determine the length of time the Covance adoption assistance program will be maintained. Information will be shared with employees as soon as it is available.

3.	Will the various benefit allowances and other benefit related payroll practices be maintained? For example, the housing allowance and payment of employee social insurance in China.
Additional time is needed to determine the length of time that allowances and other payroll practices will be maintained. Information will be shared with employees as soon as it is available.

4.	Will my Long Term Care policy with John Hancock be terminated?

Employees who purchased a Long Term Care policy with John Hancock will not have their policy terminated as a result of this transaction. (This policy was offered to US employees prior to January 2012).